GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03 SEP 29 AM 7:21

[redacted]

03032333

19 September 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

SUPPL

Exemption File 82-5204

Dear Sirs,

GKN plc – Directors' Interests in Shares

For your information I enclose a copy of the above.

Yours faithfully,

Philip Higgins
Senior Secretarial Assistant

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

Enc.

dlw 9/29

COMPLIANCE/SEC/COR/notification of press release

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company - GKN plc

2. Name of director – Nigel Stein

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest - Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) - Director

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) - N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary -

Grant of shares under 3 year Save As You Earn scheme.

7. Number of shares / amount of stock acquired - N/A

8. Percentage of issued class – N/A

9. Number of shares/amount of stock disposed – N/A

10. Percentage of issued class – N/A

11. Class of security - Ordinary 50p shares

12. Price per share – N/A

13. Date of transaction – N/A

14. Date company informed – N/A

15. Total holding following this notification – N/A

16. Total percentage holding of issued class following this notification - N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant – 18 September 2003

18. Period during which or date on which exercisable – 1 December 2006

19. Total amount paid (if any) for grant of the option - £250 per month

20. Description of shares or debentures involved: class, number – Option for 4028 Ordinary 50p shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise – 229 pence

22. Total number of shares or debentures over which options held following this notification – 694,362

23. Any additional information

24. Name of contact and telephone number for queries

Phil Higgins – 01527 533 235

25. Name and signature of authorised company official responsible for making this notification

Phil Higgins – Senior Secretarial Assistant

Date of Notification

18 September 2003